EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands, except ratios)

Nine Months
Ended September 30, 2005

Net income from continuing operations, less preferred dividends	$66,356
Preferred dividends	34,859

Minority interest in earnings of common unitholders	6,753
Interest expense	88,946
Earnings before fixed charges	$196,914

Interest expense	$88,946
Interest costs capitalized	5,823
Total fixed charges	$94,769

Preferred dividends	34,859
Total fixed charges and preferred dividends	$129,628

Ratio of earnings to fixed charges	2.08

Ratio of earnings to combined fixed charges and preferred dividends	1.52